EXHIBIT 99.1

For Immediate Release	Date: July 26, 2017
17-31-TR

Teck Announces Appointment of Scott Maloney as
Vice President, Environment

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Scott Maloney as Vice President, Environment, effective September 18, 2017. Mr. Maloney succeeds Michael Davies, who has begun a phased retirement.
Mr. Maloney joins Teck from BHP and brings to the role more than 20 years of functional environmental experience. He holds a Bachelor of Chemical Engineering (Hons) from Monash University and a Master of Business Administration from Curtin University.
“I am pleased to welcome Scott to Teck,” said Don Lindsay, President and CEO. “His extensive operational and regulatory experience, particularly as it relates to exploration and mining, make him ideally suited to lead Teck’s global environmental function.”
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com